

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 7, 2011

Via Facsimile
Shaun Passley
Chief Executive Officer
Epazz, Inc.
309 W. Washington St.
Suite 1225
Chicago, IL 60606

      Re: **Epazz, Inc.**
                Form 10-K for the fiscal year ended December 31, 2010
                Filed April 15, 2011
                Form 10-Q for the quarterly period ended June 30, 2011
                Filed August 17, 2011
                Item 4.02 Form 8-K
                Filed August 16, 2011
                File No. 333-139117

Dear Mr. Passley:

      We have reviewed your letter dated July 15, 2011 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2011.

Form 10-K for the fiscal year ended December 31, 2010

Item 9A. Controls and Procedures, page 48

1. We note your response to prior comment 1. Please amend your disclosures to include management's report on internal controls over financial reporting. We refer you Item 308T of Regulation S-K.

Consolidated Financial Statements

Consolidated Balance Sheets, page 41

2. We note your response to prior comment 2. Please explain in greater detail why you believe the prepaid asset of $1 million should remain as an asset and that SAB Topic 4E does not apply.

Note 9. Acquisitions, page 47

3. We note your response to prior comment 3. Please clarify why you believe that $253,588 of goodwill should be recorded in connection with the acquisition of IntelliSys, Inc. Explain how you determined the purchase price and why no portion was allocated to intangible assets. We refer you to ASC 805. In addition, tell how your pro forma presentation reflects continuing operations as if the acquisition had been consummated at the beginning of each period presented. In this regard, explain why the amount of pro forma revenues presented for each period are less than the amount of revenues presented in your consolidated statements of operations.

Form 10-Q for the quarterly period ended June 30, 2011

Certifications, page 43

4. We note your response to prior comment 4. Please amend to file the Section 302 and 906 certifications as separate exhibits. We refer you to Item 601 of Regulation S-K.

Item 4.02 Form 8-K filed on August 16, 2011

5. We note that you concluded on August 16, 2011, that the respective financial statements should no longer be relied upon. In light of the information that you provided in your correspondence letter dated July 15, 2011, please tell us how you determined that you reached your conclusion on August 16, 2011. Refer to Item 4.02(a)(1) of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Morgan Youngwood at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief